October 6, 2025

via edgar

Mr. Raymond Be

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	The China Fund, Inc. (File Nos. 333-124392 and 811-05749)

Dear Mr. Be,

On behalf of The China Fund, Inc. (the “Fund”), we are writing to respond to comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via teleconference on September 4, 2025, in connection with the Fund’s preliminary proxy statement on Schedule 14A filed with the Commission on August 27, 2025 (the “Preliminary Proxy Statement”). Responses to all of the comments are included below and, as appropriate, will be reflected in the Fund’s definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”). Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Preliminary Proxy Statement.

1.	Comment. In response to the question “How could the Liquidation affect Fund stockholders” on page ii of the Q&A section of the Preliminary Proxy Statement, please disclose which shareholders are entitled to receive liquidating distributions. In addition, please consider including an estimated timeframe for making liquidating distributions and cancelling shares.

Response. The Fund has addressed the comment in the Definitive Proxy Statement.

2.	Comment. In the Q&A section of the Preliminary Proxy Statement, please disclose the vote needed to pass the Proposal.

Response. The Fund has addressed the comment in the Definitive Proxy Statement.

3.	Comment. Please supplementally confirm that the Fund will stay current in all filing obligations.

Response. The Fund so confirms.

4.	Comment. Please supplementally confirm that the Fund will use reasonable efforts to locate all shareholders.

Response. The Fund so confirms.

5.	Comment. Please supplementally confirm that the Fund will decide on the collectability of all receivables, and that the Fund will include in its respective liquidation costs, any receivables that it believes will not be collectible.

Response. The Fund so confirms.

6.	Comment. Please include an estimate of the liquidation costs in the Definitive Proxy Statement.

Response. The Fund has addressed the comment in the Definitive Proxy Statement.

7.	Comment. Please include the approximate solicitation costs in the Definitive Proxy Statement.

Response. The Fund has addressed the comment in the Definitive Proxy Statement.

8.	Comment. Please advise whether the Codification Topic 450 of U.S. GAAP (“Topic 450”) will be used in the accounting for the Fund’s liquidation.

Response. The Fund confirms that Topic 450 will be used in the accounting for the Fund’s liquidation.

9.	Comment. Please remember to file a deregistration application on Form N-8F to deregister the Fund.

Response. The Fund confirms that it will file a deregistration application on Form N-8F at the appropriate time.

10.	Comment. Please supplementally confirm that the Fund will stop selling its securities if and when the Fund’s liquidation is approved by its stockholders.

Response. The Fund so confirms.

11.	Comment. In the second paragraph on page 2 of the Preliminary Proxy Statement, it states that “the affirmative vote of a majority of the shares of common stock of the Fund outstanding and entitled to vote thereon is required to approve the Proposal.” Please clarify whether “a majority” refers to the 1940 Act definition or the simple majority definition.

Response. The Fund confirms that it refers to the simple majority definition, and the Fund has addressed the comment in the Definitive Proxy Statement.

12.	Comment. In the “Effective Date of the Plan” subsection on page 5 of the Preliminary Proxy Statement, it states that “[t]he Plan will become effective for the Fund upon the approval of the Proposal by at least a majority of the votes entitled to be cast with respect to the Fund at the Special Meeting…” Please consider harmonizing that language with the other similar language in the Preliminary Proxy Statement.

Response. The Fund has addressed the comment in the Definitive Proxy Statement.

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If you have any questions regarding this correspondence or the responses, please feel free to contact Laura Flores at (202) 373-6101 or Jonathan Nowakowski at (714) 830-0640.

Sincerely,

/s/ Laura Flores

Laura Flores

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